No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. Announces Signing of Memorandum of Understanding with GS Yuasa for collaboration in Lithium-ion Battery.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: January 23, 2023

[Translation]

January 23, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Toshihiro Mibe Director, President and Representative Executive Officer

Honda Motor Co., Ltd. Announces Signing of Memorandum of Understanding with

GS Yuasa for collaboration in Lithium-ion Battery

Honda Motor Co., Ltd. (“Honda”) announced that it has signed a memorandum of understanding with GS Yuasa International Ltd. (“GS Yuasa”) for collaboration in a high-capacity and high-output Lithium-ion Battery.

Honda and GS Yuasa will discuss specifics with the goal of establishing a joint venture company by the end of 2023. For details, please see the attached press release.

This transaction is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2023.

- End -

News Release

January 23, 2023

Honda Motor Co., Ltd.

GS Yuasa International Ltd.

Honda and GS Yuasa Reach Basic Agreement Toward Collaboration for a High-capacity, High-output Lithium-ion Battery

Tokyo, Japan, January 23, 2023 – Honda Motor Co., Ltd. (Honda) and GS Yuasa International Ltd. (GS Yuasa) today announced that they have reached a basic agreement toward collaboration for a high-capacity, high-output lithium-ion battery. The two companies will discuss specifics with the goal of establishing a joint venture company by the end of 2023.

In order to address the rapidly growing demand for batteries, the two companies reached this agreement to work toward the joint research and development of lithium-ion batteries and battery production methods that will be highly competitive in the global market, as well as the establishment of a supply chain for key raw materials and a highly-efficient battery production system.

Based on the agreement, the two companies will work toward the establishment of a joint venture company by discussing a broad scope of collaborations including the following:

•	Research and development of a high-capacity, high-output lithium-ion battery, primarily for EV use, and the required production methods

•	Establishment and management of intellectual properties including patents related to the joint research and development

•	Planning for products that utilize technologies resulting from the joint research and development, and planning for the required sales channels

•	Designing of an efficient production operation including the supply chain for key raw materials

•	Comments by Toshihiro Mibe, Director, President and Representative Executive Officer of Honda Motor Co., Ltd.

“Honda is striving to realize carbon neutrality for all products and corporate activities Honda is involved in by 2050. Honda and GS Yuasa have already been working together on lithium-ion batteries for hybrid electric vehicles (HEVs), and this new collaboration will further accelerate Honda’s electrification strategies toward the achievement of our carbon neutrality goal.”

•	Comments by Osamu Murao, President and Representative Director of GS Yuasa International Ltd.

“Based on our corporate philosophy of ‘Innovation and Growth,’ GS Yuasa has been taking on challenges to create energy technologies while amassing a broad range of knowledge and know-how related to batteries. Through this new collaboration with Honda, we will contribute to further diffusion of electric vehicles, offer enhanced comfort and peace of mind to customers worldwide and strive to create new value for the realization of carbon neutrality.”